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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  August, 2005

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):         Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):         Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
                                                    Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 NEUROCHEM INC.
August 22, 2005

                                 By:  /s/ David Skinner
                                      ------------------------------------------
                                      David Skinner
                                      General Counsel and Corporate Secretary


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                                                   NEUROCHEM INC.
[NEUROCHEM LOGO]                                   275 Armand-Frappier Blvd.
                                                   Laval, Quebec, Canada H7V 4A7

--------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD
Vice President, Corporate Communications           Tel: (450) 680-4571
Neurochem Inc.                                     Fax: (450) 680-4501
lhebert@neurochem.com



                      NEUROCHEM INITIATES SUBMISSION OF NDA
              WITH THE U.S. FDA FOR FIBRILLEX(TM) IN AA AMYLOIDOSIS

ECUBLENS (SWITZERLAND), August 22, 2005 - Neurochem (International) Limited (Neurochem), a wholly-owned subsidiary of Neurochem Inc. (NASDAQ: NRMX; TSX:
NRM), announced today that it has initiated, under the Continuous Marketing Application (CMA) Pilot 1 program, the submission of a "rolling" New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) seeking marketing approval for its investigational product candidate, Fibrillex(TM), for the treatment of Amyloid A (AA) Amyloidosis. Neurochem plans to complete the submission of the NDA at or around year-end. As announced last June, the FDA has agreed to file and review this NDA. AA Amyloidosis is a serious medical condition for which no specific treatment exists and frequently leads to organ dysfunction and subsequent death.

"We are pleased to report that we have initiated the submission of our NDA for review ahead of schedule," said Denis Garceau, PhD, Neurochem's Senior Vice President, Drug Development. "Fibrillex(TM) appears to delay the progression of renal disease and to be well tolerated. To date, the results from the Phase II/III clinical trial have been well received by the physicians. We are committed to working closely with the FDA in an effort to make this potential treatment available to patients. There are over 40,000 patients presently diagnosed with the disease in North America and Europe."

As previously announced in December 2004, Neurochem shares an exclusive collaboration and distribution agreement for Fibrillex(TM) with Centocor, Inc., of Malvern, PA (USA).

ABOUT FIBRILLEX(TM)
Fibrillex(TM) is an oral investigational product candidate for the treatment of AA Amyloidosis through the prevention of amyloid fibril formation. In 1999 Fibrillex(TM) received U.S. Orphan Drug Designation, in 2001 the Orphan Medicinal Product (OMP)

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designation in Europe, in 2004 the Fast Track Designation in the U.S. and was
accepted into the Pilot 2 and Pilot 1 programs by the FDA's Division of Cardio-Renal Drug Products in 2004 and 2005, respectively.

As per the Orphan Drug Status designation in the U.S. and the Orphan Medicinal Product designation in Europe, Fibrillex(TM) should normally benefit from market exclusivity for seven and ten years respectively in each of these jurisdictions.

ABOUT AA AMYLOIDOSIS

AA Amyloidosis is a progressive and fatal condition that occurs in a proportion of patients with chronic inflammatory diseases, including rheumatoid arthritis, ankylosing spondylitis, juvenile rheumatoid arthritis, and Crohn's disease. The disease also occurs in patients suffering from many other conditions ranging from chronic infections to inherited inflammatory diseases such as Familial Mediterranean Fever. The most common clinical presentation of AA Amyloidosis is renal dysfunction. Involvement of the gastrointestinal system is also frequent and is usually manifested as chronic diarrhea, gastrointestinal bleeding, abdominal pain and malabsorption. Enlargement of the liver and the spleen may also occur in some patients. End-stage renal failure is the main cause of death in 40-60% of cases. The median survival time from diagnosis varies from two to ten years depending on the stage of the disease at the time of diagnosis.

No specific treatment is currently available for this orphan disease. The goal of existing therapies is limited to the control of the underlying chronic inflammatory disease.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral product candidates addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug and a Fast Track Product candidate and is also part of the FDA Continuous Marketing Applications Pilot 1 and Pilot 2 programs. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was recently concluded. The Company is in the process of submitting a New Drug Application
(NDA) for Fibrillex(TM) that the FDA has agreed to file and review. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's disease, is in a Phase III clinical trial and 3APS (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com

This news release contains forward-looking statements regarding Fibrillex(TM), as well as continuing and further development efforts. These statements are based on the current

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analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. There can be no assurance that any regulator would ultimately approve Fibrillex(TM) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Additionally, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.